

PALMETTO BANCSHARES, INC.

P.O. Box 49, Laurens, SC 29360
www.palmettobank.com
Return Service Requested



2nd Quarter
Report
2006

Bank Notes

PATTERSON RECEIVES ORDER OF THE PALMETTO AWARD

On June 13, 2006, L. Leon Patterson, Chairman and Chief Executive Officer of Palmetto Bancshares, Inc. was presented the Order of the Palmetto by Lloyd Hendricks, South Carolina Bankers Association President at the South Carolina Bankers Association annual convention in Kiawah, South Carolina. The Order of the Palmetto Award is the state's highest civilian honor awarded by the Governor of South Carolina.

SPINKS ELECTED TO PALMETTO BANCSHARES, INC. BOARD

Leon Patterson has announced the appointment of L. Stewart Spinks of Greenville to the Palmetto Bancshares, Inc. Board of Directors.

A graduate of the University of Tennessee with a B. S. degree in Marketing, Spinks is a Board Member of NACS (National Association of Convenience Stores) and further serves on their Coca Cola Leadership Council. He also serves the industry as a Board Member and Membership Committee Chairman of the Society of Independent Gasoline Marketers Association (SIGMA).

NEW OFFICER APPOINTMENTS

Kathleen P. Mekdara has been appointed assistant branch manager and loan officer, Hillcrest.
Annette M. Elwood has been appointed branch manager and loan officer, Clinton.
Charles M. (Trey) Werner has been appointed vice president, Simpsonville.
John L. Currey has been named vice president, commercial lender, East North Street.
Aaron D. Cullip has been appointed as commercial lender, Main in Laurens.
Lenora C. Blanton has been named assistant branch manager and loan officer, Seneca.
Kelly W. Hall was appointed assistant vice president, branch manager, Boiling Springs.
Dawn C. Deck has been named branch manager and loan officer, Dorman Center.
J. Mark Hood has been appointed assistant vice president, branch manager and loan officer, Blacksburg.
Byron T. Crocker has been appointed loan officer, Pendleton.

BOILING SPRINGS BRANCH CONSTRUCTION ON SCHEDULE

Construction for our new Boiling Springs branch is on schedule for a grand opening in October.

PALMETTO BANCSHARES, INC.



To Our Shareholders:

We are pleased to report very good mid-year and second quarter operating results for your company and its wholly owned subsidiary, The Palmetto Bank. While the economic and competitive environment for pricing deposits and loans has been challenging during this period, the results have supported excellent growth in both categories. The Federal Reserve continues to monitor and respond to signs of inflation in the economy. After 17 increases in the Fed Funds rate since June 2004, we now see an industry prime rate of 8 1/4% compared to 4 1/4% just 2 years ago. In spite of these increases in the basic lending rate, we remain optimistic for the Upstate economy in the near and longer term. Recent signs of stronger economic activity in small business, residential, resort and industrial growth - all point to continued opportunity ahead. With no doubt higher interest rates can negatively influence borrowing decisions including short-term impacts on the residential housing market.

Total assets stood at $1.1 billion at June 30, 2006, a 6% increase over $1.05 billion recorded for the same period in 2005. When added to trust assets at June 30 of $285 million, invested assets of $160 million in Palmetto Capital and mortgage loans serviced of $313 million, total assets under management grew to $1.8 billion at June 30, a 6% increase over mid-year 2005. Building an expanding stream of revenue from all corporate areas continues to be significant for long-term profitability.

We are also pleased to report on improved operating results in the second quarter. Net income increased 5% to $3.7 million over $3.5 million in the second quarter of 2005. On a fully diluted basis earnings per share increased 5% to $.58 compared with $.55 per diluted share in the second quarter 2005. The cash dividend payment of $.18 per share at the end of June also reflected excellent operating results for the quarter. While equity markets continued mixed and reactive to domestic and international events we are pleased that recent trades for Palmetto Bancshares, Inc. in the second quarter were in the $36 range, a good increase for year to date.

For the six months ended June 30, 2006 we continued to exceed annual profit projections and posted six months net income of $7.4 million compared to $7.0 million at this period in 2005. Net income per diluted share for the six months period ended June 30 was $1.15 compared with $1.08 for the same period in 2005, an increase of 6%. Profitability ratios were excellent with a return on average assets at June 30, 2006 of 1.35% and a return on average shareholders' equity of 16.10%.

Second quarter and six months profitability benefited from increased net interest income and improvement in non-interest income while at the same time we saw total non-interest expenses up at mid-year due primarily to added personnel over last year and other expenses related to the opening of the new Easley office in late 2005. The implementation of new sales programs and related software installation also added to expenses in the first six months of 2006.

Deposit growth, our core raw material ingredient, has been excellent in the first six months showing an increase over 2005 at June 30 of 12%. Retail sales training, new sales skills, sales tracking systems, new deposit products and good market opportunity all combined to raise total deposits at mid-year to a record $1 billion. The acquisition of core retail non-brokered deposits is essential to our continued growth. Continuing to build deposit market share is one of our highest priorities. Identifying customer needs and helping customers to succeed financially continues at the heart of the strategic planning process. Establishing The Palmetto Bank presence in Easley and the planned opening this fall of the new Boiling Springs office in northern Spartanburg County is central and core to our long-term strategy for the Upstate. The results in Easley to date have been outstanding and we believe our brand in Boiling Springs will not only complement a growing office in Inman but bring added strength to our presence in Spartanburg County.

Although we have seen loan growth slowing in the first six months compared to that period in 2005, we are pleased with added loans of $62.3 million, an increase of 8% over June 30, 2005. Most of all we are pleased to see loan quality sound and well managed and in overall excellent condition. Adjusted for a single commercial real estate loan in process of foreclosure and in which we see no loss, non-performing loans as a percentage of total loans at mid-year were .30% compared with .28% at the same point in 2005. Delinquency ratios by category and overall percentages are among the best we have seen in recent memory. A net charge-off ratio at mid-year of .14% exceeded our best of last year at .19%. The good result we have seen thus far this year is due in large part to good underwriting and the outstanding results put forth by aggressive efforts from an experienced collection team organized in 2005.

By now you have become acquainted with a new stockholder transfer and registration service provided by Registrar and Transfer Company of Cranford, NJ. Together we are committed to providing an enhanced service for timely and accurate stock transfers and transactions. While we believe we will all benefit long term from this relationship, you may still contact Corporate Secretary, Teresa Crabtree, with any of your questions. As the number of stockholders has grown and the reporting requirements to the SEC have become more detailed, as with other bank applications, we believe outsourcing this function will provide you and the company with timely, accurate, consistent reporting. The service also provides on-line and up to date information on your Palmetto holdings as well as quarterly divided payment and reporting records.

As we approach September and the celebration of The Palmetto Bank's 100th birthday, you will begin to see evidence of this awareness in Upstate billboard advertising, special events through our 31 offices and other events planned for this special time in our history. We urge you to take part in our celebration for, as a stockholder, it is also your celebration of our past, the present and a great future ahead. We hope you will feel the spirit of this special time with us.

Sincerely,

Leon Patterson

L. Leon Patterson
Chairman and Chief Executive Officer

PALMETTO BANCSHARES, INC.

Consolidated Balance Sheets

(in thousands, except common and per share data)

	June 30, 2006	June 30, 2005
	(unaudited)	
ASSETS		
Cash and due from banks	$ 43,270	36,884
Federal funds sold	23,380	8,011
Total cash and cash equivalents	66,650	44,895
Federal Home Loan Bank (FHLB) stock, at cost	2,599	5,339
Investment securities available for sale, at fair market value	115,440	134,121
Mortgage loans held for sale	3,247	4,889
Loans	889,117	826,802
Less: allowance for loan losses	(8,879)	(8,051)
Loans, net	880,238	818,751
Premises and equipment, net	23,733	22,527
Accrued interest receivable	5,338	4,598
Other assets	18,828	16,882
Total assets	$ 1,116,073	1,052,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Noninterest-bearing	$ 133,777	130,702
Interest-bearing	832,500	729,029
Total deposits	966,277	859,731
Retail repurchase agreements	17,961	19,130
Commercial paper (Master notes)	22,104	17,701
Federal funds purchased	-	-
FHLB borrowings	10,000	65,400
Other liabilities	6,105	4,826
Total liabilities	1,022,447	966,788
Shareholders' Equity		
Common stock - par value $5.00 per share; authorized 10,000,000 shares; issued and outstanding 6,356,635 and 6,317,285 at June 30, 2006 and 2005, respectively.	31,783	31,586
Capital surplus	941	596
Retained earnings	62,626	52,861
Accumulated other comprehensive income (loss), net of tax	(1,724)	171
Total shareholders' equity	93,626	85,214
Total liabilities and shareholders' equity	$ 1,116,073	1,052,002
ASSETS UNDER MANAGEMENT		
Palmetto Bancshares, Inc. less trust deposits	$ 1,073,878	1,023,690
Trust	285,276	265,874
Investment	159,939	146,427
Mortgage loans serviced for others	312,825	294,074
Total assets under management	$ 1,831,918	1,730,065

Consolidated Statements of Income

(in thousands, except share data)

	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2005
	(unaudited)		(unaudited)	
Interest income				
Interest and fees on loans	$ 17,115	14,099	33,568	26,990
Interest and dividends on investment securities available for sale	1,215	1,305	2,464	2,639
Interest on federal funds sold	393	39	586	65
Dividends on FHLB stock	46	54	99	92
Total interest income	18,769	15,497	36,717	29,786
Interest expense				
Interest on deposits	6,030	3,335	11,263	6,337
Interest on retail repurchase agreements	176	110	351	196
Interest on commercial paper	206	93	344	159
Interest on federal funds purchased	12	40	14	65
Interest on FHLB borrowings	177	365	482	662
Total interest expense	6,601	3,943	12,454	7,419
Net interest income	12,168	11,554	24,263	22,367
Provision for loan losses	525	600	1,050	1,200
Net interest income after provision for loan losses	11,643	10,954	23,213	21,167
Noninterest income				
Service charges on deposit accounts	2,047	1,992	4,105	3,839
Fees for trust and brokerage services	847	748	1,628	1,551
Mortgage banking income	275	474	497	756
Investment securities gains	1	15	3	69
Other	910	787	1,829	1,566
Total noninterest income	4,080	4,016	8,062	7,781
Noninterest expense				
Salaries and other personnel	5,709	5,608	11,484	10,572
Net occupancy	699	659	1,391	1,259
Furniture and equipment	960	920	1,966	1,805
Marketing and advertising	340	261	796	523
Postage and supplies	347	315	736	632
Telephone	182	183	395	366
Professional services	259	219	480	400
Other	1,693	1,470	3,086	2,928
Total noninterest expense	10,189	9,635	20,334	18,485
Net income before provision for income taxes	5,534	5,335	10,941	10,463
Provision for income taxes	1,803	1,788	3,560	3,505
Net income	$ 3,731	3,547	7,381	6,958
Common Share Data				
Net income - basic	$ 0.59	0.56	1.16	1.10
Net income - diluted	0.58	0.55	1.15	1.08
Cash dividends	0.18	0.16	0.36	0.32
Book value	14.73	13.49	14.73	13.49
Weighted average common shares outstanding - basic	6,354,888	6,314,043	6,349,099	6,311,798
Weighted average common shares outstanding - diluted	6,429,759	6,420,995	6,423,970	6,418,417